82-34

ASX/Media Release

Santos

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Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

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Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

21 November 2006

Santos presentation at coal seam gas conference

On Tuesday 21 November 2006, Santos' Vice President, Gas Marketing and Commercialisation, Rick Wilkinson, delivered the following presentation "Coal Seam Gas & Santos" at The 6th Annual Coal Seam Gas & Coal Mine Methane Conference in Brisbane.

A copy of the presentation is available on the Santos website, www.santos.com.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com



Santos Limited
Coal Seam Gas & Santos

Rick Wilkinson
Vice President, Gas Marketing
and Commercialisation

21 November 2006

Santos

Summary

The CSG Industry

- CSG is a major gas resource
- Eastern Australia gas market is increasingly integrated
- Low barriers to CSG entry
- Eastern Queensland has already established a diverse group of competing players...
- ... at different stages of company and asset development
- Lowest gas prices in OECD highlight the need to be low cost

Santos' CSG Business

- Scotia was Santos' first CSG project – on line 4 years
- Fairview met the requirements for a successful CSG development
- Fairview production increased 67% since acquisition, with plans for a further 40%

Santos


Coal Seam Gas - Reserves
CSG is a major gas resource
A quarter of Eastern Australia's 2P gas reserves are CSG
This was achieved in ~ 7 years
CSG already exceeds Cooper and Otway Basin reserves combined
2P CSG Reserves in Queensland
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
CSG Others
Gippsland
Total 2P Reserves
CSG
Conventional
Total 15,500 PJ 100%
Santos


Eastern Australia Market
The Eastern Australia gas market is increasingly integrated...
Existing pipeline network of raw and sales gas
Possible future pipelines:
–Ballera-Moomba By-pass
–Wallumbilla-Newcastle
Moranbah-Gladstone
PNG-Australia & Laterals
Gas fired electricity and national grid
Gas swaps
...which supports the development of CSG opportunities

Barriers to Entry

There are low barriers to entry for CSG

- Large acreage potential
- Close to markets
- Established infrastructure:
  - Wallumbilla hub
  - Pipeline infrastructure
- Customers facilitate entry of new players
  - 20 direct buyers in Queensland source form 18 fields
- More than 20 start up and transitional companies are building the industry



Santos

Coal Seam Gas in Eastern Queensland

Queensland CSG has the potential to supply more than 15 years of Eastern Australia demand...

Eastern Queensland Reserves*

Dec 2009 - PJ	1P	2P	3P
Conventional	66	281	685
CSG	925	3,793	11,750
Total Reserves	989	4,074	12,435

* RMLS 2806



Others
AGL
Molopo
Anglo
Origin Energy
Arrow Energy
QGC
Santos

...and multiple operators are already developing this potential

Santos


CSG Business Development
CSG businesses and assets move from 'start up' to 'maturity' during their life cycle...
Illustrative
Start up
CS Energy
Sydney Gas
Origin
Santos
Arrow
Molopo
Eastern Star Gas
Helm Energy
QGC
Sunshine Gas
AGL
Anglo Coal
Comet Ridge
Beach
Metgasco
Pure Energy
Maturation
Time
...and the CSG industry has a full portfolio of players progressing through the cycle
Santos


Gas Prices and Costs
Lowest gas prices in the OECD...
International Industrial Gas Prices
Index
450
400
350
300
250
200
150
100
50
0
Australia
Finland
Italy
Canada
UK
US
France
Germany
Spain
NZ
Netherlands
Taiwan
Japan
...highlight the need to be low cost
Santos

Santos – Scotia Experience

Scotia was Santos' first CSG asset development

- 1996 – CSG exploration commences
- 2000 – Contract signed CS Energy
- 2002 – Production start-up May
- Currently 27 TJ/d, produced 27 BCF
- 24 producing wells





Santos

Santos – Fairview experience

Fairview has been a good fit

- Near existing conventional and CSG activity
- Close to infrastructure and markets
- Low cost producer
- Completed 'start up' successfully
  - commenced production in 1994
  - 65 producing wells
  - currently 46 TJ/d
  - production 60 BCF to date
- High production potential



Santos


Santos - Environmental Initiative
Fairview water injection
Up to 8,000 bbl/d
Only CSG water injection in Australia
Santos


Santos – Leveraging technical expertise
Santos was able to build on the start up base production...
45% raw gas
67% sales gas
increase post
acquisition
Fairview Production History
Santos
Acquisition
...to achieve new gas production highs,
while decreasing water production.
Santos

Santos – Fairview next phase

Plans are advanced to complete the next phase...

- Increase capacity to 70 TJ/d
  - Additional compressor site expansion to be commissioned
  - Plant capacity to 70 TJ/d
  - New pipeline connecting the field to Wallumbilla gas hub
- Implemented continuous drilling program
- Further compression upgrade planned



...to increase production a further 40%

Santos

Summary

The CSG Industry

- CSG is a major gas resource
- Eastern Australia gas market is increasingly integrated
- Low barriers to CSG entry
- Eastern Queensland has already established a diverse group of competing players...
- ... at different stages of company and asset development
- Lowest gas prices in OECD highlight the need to be low cost

Santos' CSG Business

- Scotia was Santos' first CSG project – on line 4 years
- Fairview met the requirements for a successful CSG development
- Fairview production increased 67% since acquisition, with plans for a further 40%

Santos